SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For transition period from ______________ to _______________.

Commission file number 1-14410

A. Full title of the plan and address of the plan if different from that of the issuer named below:

THE 401(K) PLAN (formerly The Investment Plan for Employees, Managers and Agents of AXA Equitable Life Insurance Company)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AXA

25 Avenue Matignon, 75008, Paris, France

THE 401(K) PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements as of December 31, 2005 and 2004 and for the Years then Ended

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-11

Supplemental Schedule:

Schedule, H, Part IV, line-4i* - Schedule of Assets (Held at End of Year) December 31, 2005	12-13

Signature Page	14

Exhibit:

Consent of Independent Registered Public Accounting Firm

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because there is no further information to report.

* Refers to: item number in IRS Form 5500 (Annual Return/Report of Employee Benefit Plan) for the year ended December 31, 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Officers Committee on Benefit Plans,
AXA Equitable Life Insurance Company

We have audited the accompanying statements of net assets available for benefits of The 401(K) Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA). The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mitchell & Titus, LLP

New York, New York
June 23, 2006

THE 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31,

	2005	2004
ASSETS:

Investments
Amounts invested under group annuity contract with AXA Equitable:
Separate account funds	$274,802,018	$276,051,236
Guaranteed investment contracts	709,982,517	633,604,951
Common stocks	130,733,054	97,889,925
Mutual funds	610,296,193	548,540,286
Short-term investments	10,379,706	143,805,661
Loans due from participants	27,226,828	29,854,402
Total Investments	1,763,420,316	1,729,746,461

Cash	—	26,323
Receivables	—	799,145
Total assets	1,763,420,316	1,730,571,929

Liabilities:
Accrued expenses	21,639	302,068
Total liabilities	21,639	302,068

NET ASSETS AVAILABLE FOR BENEFITS	$1,763,398,677	$1,730,269,861

See notes to financial statements.

THE 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31,

	2005	2004

INVESTMENT ACTIVITIES:

Investment income	$56,535,550	$33,368,751
Management fees	(1,744,692)	(987,524)
Net investment income	54,790,858	32,381,227

Net appreciation in fair value of investments	81,258,785	83,302,302
Net increase in net assets resulting from investment activities	136,049,643	115,683,529

CONTRIBUTIONS:
Participants	59,324,196	50,022,355
Employer	24,109,336	16,926,462
Transfers from other Plans	3,903,167	402,135,789

Total contributions	87,336,699	469,084,606

Total increases	223,386,342	584,768,135

FUND EXPENSES	(1,844,169)	(1,950,950)
BENEFITS PAID	(188,413,357)	(101,663,386)

Total decreases	(190,257,526)	(103,614,336)

Net increase	33,128,816	481,153,799

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	1,730,269,861	1,249,116,062

End of year	$1,763,398,677	$1,730,269,861

See notes to financial statements.

THE 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF THE PLAN

The following description of The 401(k) Plan (formerly The Investment Plan for Employees, Managers and Agents) (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan document, which is the controlling document governing the provisions under the Plan, for more complete information.

General - The Plan is a defined contribution plan with a 401(k) feature and covers full time employees, managers and eligible sales associates ("Participants") of AXA Equitable Life Insurance Company (formerly The Equitable Life Assurance Society of the United States), and certain participating affiliates ("AXA Equitable"), who have attained age twenty-one. The effective date of the Plan was July 1, 1969. The Plan is a trusteed plan funded by a group annuity contract with AXA Equitable investments in guaranteed investment contracts, separate accounts, common stocks, mutual funds, collective trust funds and various short-term investments. Participants may elect to invest in any of the twenty-two investment funds provided under the Plan, with loans to Participants being viewed as invested in a loan fund. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Merger - Effective January 1, 2005, the Investment Plan for Employees and field Underwriters’ of MONY Life Insurance Company (“MIP”) and the Investment Plan for Employees, Managers and Agents sponsored by The AXA Equitable Life Insurance Company (the “Investment Plan”) were merged into a single plan. The Investment Plan was renamed The 401(k) Plan as of July 1, 2005. The assets of MIP and the Investment Plan were combined and certain features required to be maintained under the law were maintained. All MIP participants became 100% vested as of the time of the transaction, and no new MONY Life participants had been hired between the date of the transaction, July 8, 2004, and December 31, 2004, so there was no need to preserve prior vesting schedules. Other provisions of the Plan, such as the Plan contribution limit and loan availability were amended at the time as set forth in the Transition Guide. Certain funds were eliminated and participants were mapped to similar funds with the opportunity to transfer out of the mapped fund as early as the first pay period. A 30-day black-out notice was provided, although trading was only shut down over the New Years holiday weekend.

Contributions - Participants may contribute to the Plan on a before tax or after tax basis, or a combination of both. The Plan provides that a participant's contribution, effective January 1, 2005, may not be more than 70% of his or her annual salary. The maximum contribution percentage is subject to reduction to meet certain tests prescribed by the Internal Revenue Code (the "Code"). There is also a limit determined on a yearly basis, regarding the maximum pre-tax contributions a participant can contribute to the Plan. For 2005 and 2004, the amounts were $14,000 and $13,000, respectively, ($18,000 and $16,000, respectively, for participants eligible for a "catch up" contribution).

THE 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN (continued)

AXA Equitable matches the Participant's contribution on a dollar for dollar basis, up to 3% of the Participant's salary. Under the Code, the 2005 maximum annual addition (participant contributions and employer contributions) cannot be greater than the lesser of $42,000 or 100% of a Participant's compensation. Effective April 29, 2002, matching contributions are made to the AXA ADR fund and must be held in that fund for twelve months prior to diversification into the other funds of the Plan. Prior to April 29, 2002, matching contributions were made in cash and invested in accordance with Participant investment elections. In 1993, a profit sharing contribution was added to the Plan based on AXA Equitable’s financial performance, but not to exceed 3.5% of participant’s eligible earnings. Effective in 2002, this profit sharing contribution was changed to be a discretionary profit sharing matching contribution determined annually based on AXA Equitable’s financial performance and allocated based on the AXA Equitable matching contributions received by Participants during the year. The matching profit sharing contribution made for 2005 and in 2004 was about 1% of eligible participant compensation reduced to the extent that pre-tax deferrals and matching contributions were maximized by the participant.

Effective January 1, 2005, no profit sharing contributions will be made to the Plan. In lieu of profit sharing contributions, participants were eligible for a true-up contribution to the extent that the participant contributed at least 3% of eligible compensation per pay period, but was not able to optimize the maximum matching contribution due to IRS compensation limits. True-up contributions were made in the first quarter of 2006 to eligible participants to make them whole with respect to their matching contributions.

Participant Accounts - Each Participant's account is credited with the participant's contributions and AXA Equitable's matching contributions and earnings on those contributions.

Vesting - Participant contributions are fully vested immediately. Participants who were hired before April 29, 2002 are 100% vested in the AXA Equitable matching contributions. Participants hired after April 29, 2002 become 100% vested in their AXA Equitable matching contributions upon completion of three years of service.

Payment of Benefits - The customary form of payment of benefits is a single sum cash payment. Other forms of payment available to those with account balances in excess of $5,000 are fixed monthly installments, and the purchase of an annuity. Required minimum distributions must also be paid.

Tax Status - The Plan obtained its last determination letter on August 24, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving that determination letter. The Plan's administrator and tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt as of the Plan’s financial statements date.

THE 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN (continued)

Loans - A loan provision permits Participants to borrow from their account balances. Interest rates are established quarterly at an average prime rate, plus two percentage points, as defined in the Plan, with repayment periods ranging from one to five years.

Expenses - Certain administrative costs of the Plan are paid by the Plan. These costs are allocated to each fund based upon the percentage of the fund's asset value to the Plan's total asset value.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Valuation of Investments and Income Recognition - The Plan's investment in separate account funds is presented at the Plan's pro-rata share of the separate accounts' fair value. Investment contracts representing fully benefit responsive investment contracts are presented at contract value. The Plan's investments in common stocks and mutual funds are presented at fair value. Investments in short-term investments are presented at amortized cost that approximates fair value. Loans due from Participants are valued at cost that approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend basis.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comparative Data - Certain amounts in the 2004 financial statements have been reclassified to conform to the 2005 presentation.

3.	PLAN TERMINATION

Although the Plan is intended to continue, AXA Equitable reserves the right to terminate the Plan subject to the provisions of ERISA and the Code. In the event of a termination of the Plan, assets will be distributed to Participants in accordance with the provisions of the Plan.

4.	PARTY-IN-INTEREST TRANSACTIONS

As AXA Equitable and certain affiliates are investment managers, some investment management transactions are with a known party-in-interest as defined by ERISA Section 3(14). Such transactions are permitted by various class or statutory exemptions pertaining to insurance company separate accounts and in-house mutual funds.

THE 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

5.	INVESTMENTS

The Plan's assets are primarily invested in separate accounts, guaranteed investment contracts, common stocks, mutual funds and short-term investments. The following table sets forth the costs and fair values of the assets invested in AXA Equitable's common stocks, mutual funds and short-term investments:

	2005		2004
	Cost	Fair Value	Cost	Fair Value
No. 3 (Mid Cap Growth Fund)	$65,359,212	$70,759,809	$49,033,515	$71,762,465
No. 4 (Equity Fund)	181,872,010	204,042,209	169,856,596	204,288,771
Separate Accounts	$247,231,222	$274,802,018	$218,890,111	$276,051,236

AXA ADR fund	$109,430,829	$130,733,054	$77,571,328	$97,889,925
Common Stock Funds	$109,430,829	$130,733,054	$77,571,328	$97,889,925

Spartan Extended Market Index Fund	$—	$—	$25,552,055	$122,959,922
Spartan International Index Fund	46,100,251	51,212,138	22,621,467	42,656,074
Spartan U.S. Equity Index Fund	83,306,410	85,893,133	94,804,552	96,046,001
Spartan Extended Market Index Advantage Fund	104,987,851	113,781,613	—	—
Morgan Stanley Instl FD Inc US Real Estate Portfolio	22,099,100	21,810,424	4,522,930	5,103,301
AXA Aggressive Alloc	5,187,591	5,428,187	—	—
AXA Moderate Alloc	2,401,105	2,455,173	—	—
AXA Conservative Alloc	490,602	484,508	—	—
Dodge & Cox Balanced Fund	68,279,498	69,937,524	35,264,850	35,264,850
AXA Premier VIP Technology Portfolio	19,182,718	21,250,438	20,019,890	22,130,014
AXA Premier VIP Health Care Portfolio	9,153,934	9,348,102	6,237,131	6,704,012
AXA Premier VIP International Equity Portfolio	17,043,024	17,976,353	8,603,931	10,099,494
AXA Premier VIP Small/Mid Cap Value Portfolio	14,453,102	12,667,202	8,124,509	9,338,591
AXA Premier VIP Small/Mid Cap Growth Portfolio	10,988,750	10,478,460	6,517,650	7,638,781
AXA Premier VIP Large Cap Core Equity Portfolio	4,095,341	4,235,658	3,551,292	3,912,486
EQ/Bernstein Diversified Value	38,722,166	39,453,462	31,359,171	36,704,874
EQ/Montag CDW Growth	11,187,729	11,692,535	13,771,549	13,771,548
EQ/Enterprise EQ, Inc.	—	—	117,113,989	117,113,989
EQ/Boston Advisors Equity Income	92,889,622	97,067,151	—	—
AXA Premier VIP Large Cap Value Portfolio	8,528,107	8,580,954	5,417,840	5,829,996
AXA Premier VIP AGG EQ	2,151,851	2,360,184	—	—
AXA Premier VIP Core Bond Portfolio	8,570,371	8,460,077	5,585,266	5,538,311
AXA Premier VIP Large Cap Growth Portfolio	9,778,913	10,552,078	6,754,998	7,728,042
AXA Premier VIP High Yield	5,392,018	5,170,840	—	—
Mutual Funds	$584,990,054	$610,296,193	$415,823,070	$548,540,286

Fidelity Cash Portfolio	3,985,566	3,985,566	—	—
AXA ADR Stock Fund - Interest Bearing Cash	6,394,140	6,394,140	—	—
Fidelity STF Fund	—	—	143,805,661	143,805,661
Short-Term Investments	$10,379,706	$10,379,706	$143,805,661	$143,805,661

Participant Loans	$27,226,828	$27,226,828	$29,854,402	$29,854,402

THE 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

5.	INVESTMENTS (continued)

Investment contracts are summarized as follows:

	2005
	Effective	Average	Contract	Contract	Fair
Investment Contracts	Date	Yield	Rate	Value	Value

Guaranteed Insurance Contracts:
AIG FINANCIAL PRODUCTS CO	12/31/05	4.67%	4.67%	$99,432,028	$98,932,729
CDC FINANCIAL PRODUCTS	12/31/05	4.67%	4.67%	99,432,028	98,932,729
RABOBANK NEDERLAND	12/31/05	4.67%	4.67%	99,432,028	98,932,729
STATE ST BANK & TR CO BOSTON	12/31/05	4.67%	4.67%	99,432,047	98,932,729
ALLSTATE LIFE INSURANCE CIM006348	04/09/02	5.48%	5.48%	10,132,420	10,186,962
GENWORTH LIFE & ANNUITY IGS-3722	04/09/02	5.38%	5.38%	10,269,161	10,303,662
HANCOCK JOHN MUT LIFE INS GAC-15813	08/01/03	2.09%	2.09%	20,210,782	19,962,222
HARTFORD LIFE INSURANCE CGA-10679	10/01/03	2.88%	2.88%	20,571,199	20,212,454
ING - AETNA IUS0142	10/05/04	2.82%	2.82%	5,174,704	5,152,612
MASSACHUSETTS MUTUAL GIC-35085	01/03/02	5.20%	5.20%	31,955,828	32,036,967
METROPOLITAN LIFE INC CO2881806901	04/08/03	2.89%	2.89%	20,290,901	20,163,244
METROPOLITAN LIFE INC CO2884806901	07/02/03	2.27%	2.27%	18,854,063	18,646,301
METROPOLITAN LIFE INC CO2897506901	04/01/04	2.87%	2.87%	15,105,022	14,626,295
METROPOLITAN LIFE INC CO2903006901	06/24/04	4.03%	4.03%	5,202,062	5,126,050
MONUMENTAL LIFE INSURANCE SV04243Q-00	04/09/02	5.37%	5.37%	10,403,459	10,424,319
MONUMENTAL LIFE INSURANCE SV04403Q-00	06/24/03	4.11%	4.11%	10,412,146	10,276,415
MONUMENTAL LIFE INSURANCE SV04452Q-00	10/07/04	2.76%	2.76%	5,104,003	5,082,706
NEW YORK LIFE INSURANCE CGA30595004	07/09/02	4.93%	4.93%	10,368,737	10,386,411
NEW YORK LIFE INSURANCE CGA30595005	10/01/03	3.01%	3.01%	30,675,395	30,131,287
NEW YORK LIFE INSURANCE CGA30595006	04/05/04	2.94%	2.94%	10,294,000	9,940,124
PRINCIPAL LIFE INSURANCE 80100401	01/05/04	3.46%	3.46%	15,129,157	14,794,742
PRINCIPAL LIFE INSURANCE 80100402	04/01/04	2.85%	2.85%	15,212,834	14,799,046
SECURITY LIFE DENVER INS SAO528	06/24/04	2.81%	2.81%	10,141,450	10,139,309
TRAVELERS INSURANCE COGR-18048	07/05/01	6.11%	6.11%	11,062,848	11,062,427
TRAVELERS INSURANCE COGR-18243	04/09/02	5.76%	5.76%	20,560,048	20,813,307
TRAVELERS INSURANCE COGR-18353	07/09/02	5.10%	5.10%	5,124,167	5,145,345

Total				$709,982,517	$705,143,123

THE 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

5.	INVESTMENTS (continued)

	2004
	Effective	Average	Contract	Contract	Fair
Investment Contracts	Date	Yield	Rate	Value	Value

Guaranteed Insurance Contracts:
AIG FINANCIAL PRODUCTS CO	12/31/04	4.18%	4.18%	$57,932,202	$59,840,349
CDC FINANCIAL PRODUCTS	12/31/04	4.18%	4.18%	57,932,202	59,840,349
RABOBANK NEDERLAND	12/31/04	4.18%	4.18%	57,932,202	59,840,349
STATE ST BK & TR CO BOSTON	12/31/04	4.18%	4.18%	57,932,220	59,840,349
ALLSTATE LIFE INSURANCE Co. #IM006348	04/09/02	5.48%	5.48%	10,135,382	10,489,849
GE LIFE AND ANNUITY ASR Co #GS-3722	04/09/02	5.38%	5.38%	10,269,157	10,572,167
HANCOCK JOHN MUT LIFE INS #GAC-15813	08/01/03	2.09%	2.09%	20,210,782	19,866,749
HARTFORD LIFE INSURANCE Co #GA-10679	10/01/03	2.88%	2.88%	20,572,799	20,357,092
ING - AETNA #IUS0142	10/05/04	2.82%	2.82%	5,032,780	5,007,219
MASSACHUSETTS MUTUAL #GIC-35085	01/03/02	5.20%	5.20%	40,005,541	41,030,139
METROPOLITAN LIFE INC Co #2881806901	04/08/03	2.89%	2.89%	20,290,901	20,194,300
METROPOLITAN LIFE INC Co #2884806901	07/02/03	2.27%	2.27%	25,137,205	24,856,126
METROPOLITAN LIFE INC Co #2897506901	04/01/04	2.87%	2.87%	15,322,027	15,023,580
METROPOLITAN LIFE INC Co #2903006901	06/24/04	4.03%	4.03%	5,000,541	5,145,962
MONUMENTAL LIFE INSURANCE #SV04243Q-00	04/09/02	5.37%	5.37%	10,402,335	10,664,202
MONUMENTAL LIFE INSURANCE #SV04403Q-00	06/24/03	4.11%	4.11%	10,001,101	10,115,571
MONUMENTAL LIFE INSURANCE #SV04452Q-00	10/07/04	2.76%	2.76%	5,032,089	5,005,229
MONUMENTAL LIFE INSURANCE #UDA00014FR-00	11/30/00	7.08%	7.08%	5,175,908	5,255,409
NEW YORK LIFE INSURANCE Co #GA30595004	07/09/02	4.93%	4.93%	10,368,705	10,652,980
NEW YORK LIFE INSURANCE Co #GA30595005	10/01/03	3.01%	3.01%	30,675,358	30,402,657
NEW YORK LIFE INSURANCE Co #GA30595006	04/05/04	2.94%	2.94%	10,000,000	9,786,815
NEW YORK LIFE INSURANCE Co #GA31339	10/19/02	4.47%	4.47%	20,450,674	20,575,350
PRINCIPAL LIFE INSURANCE #8-01004-1	01/05/04	3.46%	3.46%	15,128,803	15,060,627
PRINCIPAL LIFE INSURANCE #8-01004-2	04/01/04	2.85%	2.85%	15,212,834	14,945,231
SECURITY LIFE DENVER INS #SA0440	01/02/03	2.89%	2.89%	15,217,575	15,217,903
SECURITY LIFE DENVER INS #SAO528	06/24/04	2.81%	2.81%	15,210,442	15,176,687
TRAVELERS INSURANCE Co #GR-18048	07/05/01	6.11%	6.11%	21,208,202	21,723,782
TRAVELERS INSURANCE Co #GR-18243	04/09/02	5.76%	5.76%	20,569,506	21,567,851
TRAVELERS INSURANCE Co #GR-18353	07/09/02	5.10%	5.10%	5,126,262	5,306,452
TRAVELERS INSURANCE Co #GR-18546	04/08/03	2.36%	2.36%	20,119,216	20,064,205

Total				$633,604,951	$643,425,533

THE 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

5.	INVESTMENTS (continued)

Certain assets are held in numbered separate accounts and invested by AXA Equitable Life Insurance Company Group Annuity Contract No. 87
The Plan's participation percentage in each separate account as of December 31, is as follows:

	2005	2004
No. 3 (Mid Cap Growth Stock Fund)	58.2%	59.0%
No. 4 (Growth Stock Fund)	27.9%	27.9%

The following presents investments that represent five percent or more of the Plan's net assets.

	2005	2004
Separate Accounts:
No. 4 (Equity Fund)	$204,042,209	$204,288,771
Guaranteed Investment Contracts:
AIG Financial Products Co.	99,432,028	—
CDC Financial Products	99,432,028	—
Rabobank Nederland	99,432,028	—
State St. Bank & Trust Co. Boston	99,432,047	—
Short-term investments:
Fidelity STF Fund	—	143,805,661
Common Stock:
AXA ADR Fund	130,733,054	97,889,925
Mutual Funds:
Spartan Extended Market Index Fund	—	122,959,922
Spartan U.S. Equity Index Fund	—	96,046,001
Spartan Extended Market Index Advantage Fund	113,781,613	—
EQ/Boston Advisors Equity Income	97,067,151	—
EQ/Enterprise EQ, Inc.	—	117,113,989

THE 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

5.	INVESTMENTS (continued)

During 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $81,258,785 and $83,302,302 respectively, as follows:

	Year ended December 31,
	2005	2004
Changes in Fair Value as Determined by Quoted Market Price:
Separate Account Funds	$27,977,759	$50,683,593
Common Stocks	27,696,365	13,325,091
Mutual Funds	25,584,661	19,175,091
Collective Trust Funds	—	118,527
Total	$81,258,785	$83,302,302

401(K) Plan
Employer ID # 13-5570651, Plan #005

SCHEDULE H, Part IV, Line 4i) -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31,  2005

Description	Cost	Fair Value
Assets held and invested by AXA Equitable Life Insurance Company:
Under Group Annuity Contract No. 87
Separate Accounts:
No. 3 (Mid Cap Growth Fund)	$65,359,212	$70,759,809
No. 4 (Equity Fund)	181,872,010	204,042,209
Total	$247,231,222	$274,802,018

Not held under Group Annuity Contract No. 87
*Guaranteed Insurance Contracts:
AIG FINANCIAL PRODUCTS CO	$99,432,028	$98,932,729
CDC FINANCIAL PRODUCTS	99,432,028	98,932,729
RABOBANK NEDERLAND	99,432,028	98,932,729
STATE ST BK & TR CO BOSTON	99,432,047	98,932,729
ALLSTATE LIFE INSURANCE CIM006348	10,132,420	10,186,962
GENWORTH LIFE & ANNUITY IGS-3722	10,269,161	10,303,662
HANCOCK JOHN MUT LIFE INS GAC-15813	20,210,782	19,962,222
HARTFORD LIFE INSURANCE CGA-10679	20,571,199	20,212,454
ING - AETNA IUS0142	5,174,704	5,152,612
MASSACHUSETTS MUTUAL GIC-35085	31,955,828	32,036,967
METROPOLITAN LIFE INC CO2881806901	20,290,901	20,163,244
METROPOLITAN LIFE INC CO2884806901	18,854,063	18,646,301
METROPOLITAN LIFE INC CO2897506901	15,105,022	14,626,295
METROPOLITAN LIFE INC CO2903006901	5,202,062	5,126,050
MONUMENTAL LIFE INSURANCE SV04243Q-00	10,403,459	10,424,319
MONUMENTAL LIFE INSURANCE SV04403Q-00	10,412,146	10,276,415
MONUMENTAL LIFE INSURANCE SV04452Q-00	5,104,003	5,082,706
NEW YORK LIFE INSURANCE CGA30595004	10,368,737	10,386,411
NEW YORK LIFE INSURANCE CGA30595005	30,675,395	30,131,287
NEW YORK LIFE INSURANCE CGA30595006	10,294,000	9,940,124
PRINCIPAL LIFE INSURANCE 80100401	15,129,157	14,794,742
PRINCIPAL LIFE INSURANCE 80100402	15,212,834	14,799,046
SECURITY LIFE DENVER INS SAO528	10,141,450	10,139,309
TRAVELERS INSURANCE COGR-18048	11,062,848	11,062,427
TRAVELERS INSURANCE COGR-18243	20,560,048	20,813,307
TRAVELERS INSURANCE COGR-18353	5,124,167	5,145,345

Total	$709,982,517	$705,143,123

*Guaranteed Investment Contracts are reported at contract value, rather than fair value.

401(K) Plan
Employer ID # 13-5570651, Plan #005

SCHEDULE H, Part IV, Line 4i) -
SCHEDULE OF ASSETS (HELD AT END OF YEAR) - (Continued)
December 31,  2005

Description	Cost	Fair Value
Common Stock:
AXA (American Depository Receipts) 4,046,635 shares	$109,430,829	$130,733,054

Mutual Funds:
Spartan International Index Fund	46,100,251	51,212,138
Spartan U.S. Equity Index Fund	83,306,410	85,893,133
Spartan Extended Market Index Advantage Fund	104,987,851	113,781,613
Morgan Stanley Instl FD Inc US Real Estate Portfolio	22,099,100	21,810,424
AXA Aggressive Alloc	5,187,591	5,428,187
AXA Moderate Alloc	2,401,105	2,455,173
AXA Conservative Alloc	490,602	484,508
Dodge & Cox Balanced Fund	68,279,498	69,937,524
AXA Premier VIP Technology Portfolio	19,182,718	21,250,438
AXA Premier VIP Health Care Portfolio	9,153,934	9,348,102
AXA Premier VIP International Equity Portfolio	17,043,024	17,976,353
AXA Premier VIP Small/Mid Cap Value Portfolio	14,453,102	12,667,202
AXA Premier VIP Small/Mid Cap Growth Portfolio	10,988,750	10,478,460
AXA Premier VIP Large Cap Core Equity Portfolio	4,095,341	4,235,658
EQ/Bernstein Diversified Value	38,722,166	39,453,462
EQ/Montag CDW Growth	11,187,729	11,692,535
EQ/Boston Advisors Equity Income	92,889,622	97,067,151
AXA Premier VIP Large Cap Value Portfolio	8,528,107	8,580,954
AXA Premier VIP AGG EQ	2,151,851	2,360,184
AXA Premier VIP Core Bond Portfolio	8,570,371	8,460,077
AXA Premier VIP Large Cap Growth Portfolio	9,778,913	10,552,078
AXA Premier VIP High Yield	5,392,018	5,170,839
Total Mutual Funds	$584,990,054	$610,296,193

Short-Term Investment
Fidelity Cash Portfolio	3,985,566	3,985,566
AXA ADR Stock Fund - Interest Bearing Cash	6,394,140	6,394,140
Total Short-Term Investments	$10,379,706	$10,379,706

Loans Due From Plan Participants:
100% loans with interest rate ranging from
5.00% to 11.51% with maturities extending
to September, 2020	$27,226,828	$27,226,828

Total Investments	$1,689,241,155	$1,758,580,922

Note: The Plan values short-term investment at amortized cost which approximates fair value. The short-term investments are recorded at amortized cost and accordingly show no unrealized appreciation (depreciation).

The Plan has a unitized employer stock fund; the fund is comprised of the underlying company stock and a short-term cash component. The short-term cash component provides liquidity for daily trading. The value of a unit reflects the combined fair value of the underlying stock and fair value of the short term cash position.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The 401(K) Plan
(Name of Plan)

Dated: June 23, 2006	By:	/s/ Mary Beth Farrell
MARY BETH FARRELL
The Officers Committee of Benefit Plans of AXA Equitable Life Insurance Company; Trustee and Executive Vice President of AXA Equitable Life Insurance Company, Plan Sponsor

Dated: June 23, 2006	By:	/s/ Eric Goff
ERIC GOFF
Senior Vice President of Compensation and Benefits of AXA Equitable Life Insurance Company, Plan Sponsor